UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
Integrity Mutual Funds, Inc.
(Name of Subject Company (Issuer))
Xponential, Inc.
(Name of Filing Person (Offeror))

Common Stock, par value $0.0001 per share
(Title of Class of Securities)
45820C 10 6
(CUSIP Number of Class of Securities)

Margaret E. Holland
Holland, Johns, Schwartz & Penny, L.L.P.
306 West Seventh Street, Suite 500
Fort Worth, Texas 76102-4982
817-335-1050
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,200,000	$128.40

*	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 3,000,000 shares of Common Stock of Integrity Mutual Funds, Inc. at the tender offer price of $0.40 per share of Common Stock.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Fee Rate Advisory No. 5 for fiscal year 2006, equals $107.00 per million of transaction value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.	Date Filed:
☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Tender Offer Statement on Schedule TO (“Schedule TO”) relates to the offer by Xponential, Inc., a Delaware corporation (the “Purchaser”), to purchase up to 3,000,000 shares of Common Stock, par value $0.0001 per share (the “Common Stock” or “Shares”), of Integrity Mutual Funds, Inc., a North Dakota corporation (the “Subject Company”), at a purchase price of $0.40 per share, net to the seller in cash, without interest thereon (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 25, 2006 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) respectively, which together, as each may be amended or supplemented from time to time, constitute the “Offer.” This Schedule TO is being filed on behalf of the Purchaser and is intended to satisfy the reporting requirements of Rule 14d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
     The information set forth in the Offer to Purchase, including the Schedule and Annex thereto, is hereby incorporated by reference in answer to items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.
ITEM 1. SUMMARY TERM SHEET
     The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.
ITEM 2. SUBJECT COMPANY INFORMATION
     (a) The name of the Subject Company and the issuer of the securities to which this Schedule TO relates is Integrity Mutual Funds, Inc., a North Dakota corporation. The Subject Company’s principal executive offices are located at 1 Main Street North, Minot, North Dakota 58703. The Subject Company’s telephone number is 701-852-5292.
     (b) This Schedule TO relates to the Common Stock, of which the Purchaser believes there are 13,558,543 shares issued and outstanding based on the Subject Company’s recent public disclosure. The information set forth in the “Introduction” of the Offer to Purchase is incorporated herein by reference.
     (c) The information set forth in Section 6 of the Offer to Purchase entitled “Price Range of the Shares” is incorporated herein by reference.
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON
     (a) - (c) This Schedule TO is filed by the Purchaser. The information set forth in Section 9 of the Offer to Purchase entitled “Certain Information Concerning the Purchaser” and Schedule I to the Offer to Purchase is incorporated herein by reference.
ITEM 4. TERMS OF THE TRANSACTION
     The information set forth in Sections 1, 2, 3, 4, 13, 15, 16 and 17 of the Offer to Purchase entitled “Terms of the Offer; Proration” “Acceptance for Payment and Payment for Shares,” “Procedure for Tendering Shares,” “Withdrawal Rights,” Certain Legal Matters,” “Conditions of the Offer,” “Fees and Expenses” and “Miscellaneous,” respectively, is incorporated herein by reference.
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
     Except as set forth in Section 11 of the Offer to Purchase entitled “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements,” none of the Purchaser nor, to the knowledge of the Purchaser, any of the persons listed on Schedule I to the Offer to Purchase, has had any business relationship or transaction with the Subject Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in Sections 9 and 11 of the Offer to Purchase entitled “Certain Information Concerning the Purchaser” and “Background of the Offer; Past Contacts, Negotiations and Transactions,” respectively, there have been no material contacts, negotiations or transactions during the past two years that would be required to be disclosed under this Item 5 between the Purchaser or any of its respective affiliates or, to the best knowledge of the Purchaser, any of those persons listed on Schedule I to the Offer to Purchase, on the one hand, and the Subject Company or its affiliates, on the other, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or sale or transfer of a material amount of assets.
ITEM 6. PURPOSE OF THIS TRANSACTION AND PLANS OR PROPOSALS
     The information set forth in the “Introduction” and Sections 7, 12 and 13 of the Offer to Purchase entitled “Effect of the Offer on the Market for the Shares; OTCBB Trading; Exchange Act Registration; Margin Regulations,” “Purpose of the Offer; Plans for the Subject Company; Other Matters” and “Certain Legal Matters,” respectively, is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
     The information set forth in Section 10 of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY
     The information set forth in the “Introduction,” Section 9 of the Offer to Purchase entitled “Certain Information Concerning the Purchaser,” and Schedule I of the Offer to Purchase is incorporated herein by reference. As of the date hereof, the Purchaser beneficially owns 140,000 Shares of Common Stock, which represents approximately 1.033% of the 13,558,543 shares of Common Stock that the Purchaser believes are outstanding as of the date of the Offer to Purchase. In addition, Dr. J. Robert Collins, a director of Purchaser, beneficially owns 1,000 shares of Common Stock, which represents approximately 0.007%, and Dwayne A. Moyers, a director of Purchaser, beneficially owns 47,500 shares of Common Stock, which represents approximately 0.350%, of the 13,558,543 shares of Common Stock that the Purchaser believes are outstanding as of the date of the Offer to Purchase.
ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED
     The information set forth in Section 16 of the Offer to Purchase entitled “Fees and Expenses” is incorporated herein by reference.
ITEM 10. FINANCIAL STATEMENTS
     Not applicable.
ITEM 11. ADDITIONAL INFORMATION
     (a)(1) The information set forth in Sections 9, 11 and 13 of the Offer to Purchase entitled “Certain Information Concerning the Purchaser,” “Background of the Offer; Past Contacts, Negotiations and Transactions,” and “Certain Legal Matters,” respectively, is incorporated herein by reference.
     (a)(2) The information set forth in Sections 13 and 15 of the Offer to Purchase entitled “Certain Legal Matters” and “Conditions of the Offer,” respectively, is incorporated herein by reference.
     (a)(3) The information set forth in Sections 13 and 15 of the Offer to Purchase entitled “Certain Legal Matters” and “Conditions of the Offer,” respectively, is incorporated herein by reference.
     (a)(4) The information set forth in Sections 7 and 13 of the Offer to Purchase entitled “Effect of the Offer on the Market for the Shares; OTCBB Trading; Exchange Act Registration; Margin Regulations” and “Certain Legal Matters,” respectively, is incorporated herein by reference.
     (a)(5) The information set forth in Section 13 of the Offer to Purchase entitled “Certain Legal Matters” is incorporated herein by reference.
     (b) The information set forth in the Offer to Purchase is incorporated herein by reference.
ITEM 12. EXHIBITS

(a)(1)(A)	Offer to Purchase, dated April 25, 2006.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)	Letter to Shareholders.

(a)(1)(H)	Summary Advertisement published in Investor’s Business Daily on April 25, 2006.

(a)(1)(I)	Not applicable.

(a)(1)(J)	Press Release issued by Xponential, Inc. dated April 25, 2006.

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

XPONENTIAL, INC.

By:	/s/ Robert W. Schleizer
Name: Robert W. Schleizer
Title: Chief Financial Officer
Date: April 25, 2006

INDEX TO EXHIBITS

(a)(1)(A)	Offer to Purchase, dated April 25, 2006.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)	Letter to Shareholders.

(a)(1)(H)	Summary Advertisement published in Investor’s Business Daily on April 25, 2006.

(a)(1)(I)	Not applicable.

(a)(1)(J)	Press Release issued by Xponential, Inc. dated April 25, 2006.

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

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